RVeldman@prestongates.com
949-623-3535

December 18, 2006

VIA EDGAR

Carlton Tartar
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Zeolite Exploration Company Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-132906 Filed August 31, 2006

Mr. Tartar:

On behalf of Zeolite Exploration Company (the “Company”), we are responding to your comment letter to Mr. Xiangzhi Chen, Chief Executive Officer of the Company, dated September 29, 2006, regarding Pre-Effective Amendment No. 1 to the above-referenced Registration Statement. A responsive Pre-Effective Amendment No. 2 has been filed via EDGAR and has been marked to show changes from Pre-Effective Amendment No. 1.

Below we have reprinted each of the Staff’s comments and thereunder set forth the related response.

Selected Financial Data, page 10

1.
COMMENT: Revise to disclose net earnings per share for each period for which statement of operations data is presented. For periods prior to the merger, the weighted average number of shares outstanding should be the historical numbers as reflected by Faith Bloom adjusted to give effect to the exchange ratio inherent in the merger.

RESPONSE: The Company has revised its disclosure in the Selected Financial Data table found on page 10 to include earnings per share for each period presented which reflects the weighted average number shares on a historical basis adjusted to give effect to the exchange ratio inherent in the merger for periods prior to the merger.

Securities and Exchange Commission
December 18, 2006

Management’s Discussion and Analysis, page 11

2.
COMMENT: We note your disclosure regarding operating expenses on page 13. Please tell us the amount of rebate expense that is included in the statement of operations for each period (2003, 2004, 2005, and interim 2006), provide a complete description of the rebates and the nature of the consideration given to the customer, describe how the amount of rebate (expense) is determined, and tell us how you determined that customer rebates should be recorded as an operating expense rather than as a reduction of revenue. Refer to EITF 01-9 and revise the financial statements and related disclosures accordingly. If you believe that you meet both of the conditions outlined in paragraph 9 of EITF 01-9 for classification of the rebates as an operating expense, please provide a detailed discussion of how each of these criteria is met.

RESPONSE: The rebate to customers is based on the volume of sales by month. The Company has restated its financial statements to reflect the rebates as a reduction of revenues. Please see note 1 to the financial statements for the effect of the restatement.

Critical Accounting Policies and Estimates, page 13

3.
COMMENT: We note your disclosure regarding advances to suppliers on page 14. Tell us and revise to disclose the circumstances under which you make advances to suppliers (e.g., at request of supplier, discretionary payment, etc.) and explain how the amount of the advance is determined. Tell us whether the advance is repaid in cash or applied against future purchases and tell us the timing of resolving the advance. Please disclose the reasons underlying the significant increase in the outstanding advances from December 31, 2005 to June 30, 2006. To the extent that changes in your business practices have resulted in the increase, revise your disclosures under Item 101 of Regulation S-K accordingly.

RESPONSE: The Company makes advances to suppliers as required by negotiation with each supplier. The Company is not generally required to make significant advance payments to suppliers. Advances are applied to purchases when goods are received and final payment is made. In the previous filing, the Company disclosed that it had made significant advances to suppliers. These advances were all for deposits on equipment for the new plant that was being constructed that has just been completed. Since the equipment was obtained before September 30, 2006, these amounts have been capitalized. There is no change in the Company’s normal business practices.

Securities and Exchange Commission
December 18, 2006

Management’s Discussion and Analysis - Results of Operations

Comparisons of Six Months Ended June 30, 2006 and 2005, page 17

4.
COMMENT: We note your disclosure under the Operating Expenses heading that the $43,804 increase in interim sales and marketing expense was attributable to increases in sales commissions ($40,557) and sales rebates ($6,296) but the combined amount of increase for these two items ($46,853) exceeds the total amount of the increase. Please revise to clarify this discrepancy.

RESPONSE: The Company has revised the Management’s Discussion and Analysis section to provide comparisons for the nine months ended September 30, 2006 and 2005 and this discrepancy has been resolved in the updated disclosure on page 17.

5.
COMMENT: We note your disclosure regarding the increase in other expenses during the six months ended June 30, 2006. However, the noted amount appears to represent income rather than an expense. You disclosed in the Form 10-Q for the period ended June 30, 2006 that you recognized income related to the sale of heat generated during the manufacturing process. Please revise the disclosure to clarify. Please also revise the tabular presentation to present this item as “other income” instead of as “interest expense.”

RESPONSE: The Company has revised the disclosure and the tabular presentation on page 17 to clarify that the item represents “other income” from the sale of surplus heat during the production process.

Comparison of Year Ended 2004 and 2003, page 21

6.
COMMENT: We note your disclosure under the heading, Operating Expenses, regarding the decrease in a production bonus. Please tell us how you determined that the bonus expense should be recorded as an operating expense rather than as cost of revenue, given that the amount appears to relate to production. Tell us whether these bonuses were settled in cash or stock and whether they were subject to stockholder or owner approval. Also, please explain how the production bonus declined when revenue increased by 67% from 2003 to 2004.

RESPONSE: Production bonuses have been paid to December 31, 2003. The Company has restated its financial statements for 2001 to 2003 to reflect the portion of the bonuses that are applicable to cost of revenues, selling expenses and general and administrative expenses. This is based on the position of the individual receiving a bonus and where his or her salary has been classified. Please see note 1 to the financial statements for the effect of the restatement. Bonuses were paid in cash. The Company terminated its production bonus program for years after 2003 and increased base salaries where determined necessary. The bonuses were reviewed and approved by the board of directors and were not subject to stockholder approval.

Securities and Exchange Commission
December 18, 2006

Contractual Obligations and Contingent Liabilities, page 23

7.
COMMENT: We note your disclosure regarding major suppliers on pages 33-34. As applicable, please revise your tabular disclosure of contractual obligations to include material purchase commitments if applicable. Also, revise your disclosure in the financial statements accordingly.

RESPONSE: The Company does not have any unconditional purchase obligations that meet the definition of SFAS 47 paragraph 6c.

Selling Stockholders, page 41

8.
COMMENT: We note several inconsistencies in the first paragraph of your disclosure. In the third sentence, reference is made to 5.8 million shares covered by the prospectus, while it appears that 8.3 million shares are being registered. In addition, the disclosure indicates that 50.9 million of the 5.8 million shares were acquired in a private placement. Please revise your disclosures accordingly.

RESPONSE: The disclosure has been revised to clarify that of the 8.3 million shares being registered, 5.8 million were acquired in a private placement.

Changes in Accountants, page 46

9.	COMMENT: Please revise your disclosure to include the information required by Item 304 of Regulation S-K relating to the termination of Rotenberg & Co. and the engagement of Hansen, Barnett & Maxwell.

RESPONSE: The Company has revised the disclosure on page 47 to include the required information relating to the termination of Rotenberg & Co. and the engagement of Hansen, Barnett & Maxwell.

Financial Statements, page F-1

10.
COMMENT: We note your disclosures regarding the acquisition of the acquired assets by the Eastern Nano subsidiaries and the related distribution to the investors and noncash capital investment into Eastern Nano by the investors. The primary effect of these transactions appears to be that the land, building and intangible assets are no longer recorded in the financial statements of the Eastern Nano subsidiaries, which were subsequently recapitalized into Faith Bloom Limited and then Zeolite Exploration Company. In this regard, please revise your disclosures to clarify the economic substance of each of the transactions outlined in Note 1. Provide us with a schedule showing the ownership percentage of each investor in the Eastern Nano subsidiaries, Shengda Nano, Shengda Chemical and Faith Bloom at formation and immediately before and after the dates of the relevant activities disclosed in the Note. We may have additional comments after reviewing your response.

Securities and Exchange Commission
December 18, 2006

RESPONSE: Note 1 to the financial statements has been revised to clarify the economic substance of each of the transactions outlined therein.

Before the reorganization, Mr.Chen owned 51.96% and 18 other natural persons owned 48.04% of Shengda Technology, a large Chinese manufacturing company. Shengda Technology owned 97.56% of Shengda Chemical while Kong Fanying, a natural person, owned the remaining 2.44%. Shengda Technology owned 98.04%of Shengda Nano while Wang Gongqin, a natural person, owned the remaining 1.96%. These two minority shareholders did not participate as shareholders of Eastern Nano after the reorganization. The following table shows shareholders of Shengda Technology and their proportions before and after the reorganization of Shendga Nano and Shengda Chemical into the Eastern Nano Subsidiaries:

Stockholders' Name	Shares of Shengda Technology	Percentage
Chen Xiangzhi	41,597,525	51.96%
Kong Fanying	2,205,800	2.76%
Chen Houzhi	2,380,400	2.97%
Wang Ting	2,369,000	2.96%
Li Xuewen	2,183,800	2.73%
Gong Xingyu	2,180,000	2.72%
Zhang Juan	2,186,000	2.73%
Xu Zhiping	2,171,200	2.71%
Yu Yibo	2,158,800	2.70%
Wang Gongqin	2,155,600	2.69%
Shan Chuanpo	2,144,900	2.68%
Cao Luren	2,152,200	2.69%
Chen Zhen	2,136,800	2.67%
Xu Xiqing	2,102,900	2.63%
Yu Xuehuai	2,089,500	2.61%
Li Shujin	2,073,500	2.59%
Wang Mingqiang	1,970,000	2.46%
Guo Yongming	1,930,000	2.41%
Yue Guangjun	1,870,000	2.34%
	80,057,925	100.00%

Securities and Exchange Commission
December 18, 2006

Upon Eastern Nano transferring the Eastern Nano Subsidiaries to Faith Bloom in exchange for the issuance of 10,000,000 shares of common stock to Mr. Chen and the other 18 natural persons, Mr.Chen owned 50.76% and the other natural persons own 49.24% of the common stock of Faith Bloom. The following table shows the shareholders of Faith Bloom and their proportions after the reorganization of the Eastern Nano Subsidiaries into Faith Bloom:

Name Of Shareholder	Shares of Faith Bloom	Percentage
Chen Xiangzhi	5,076,000	50.76%
Xu Xiqing	257,000	2.57%
Kong Fanying	443,000	4.43%
Li Xuewen	266,000	2.66%
Chen Houzhi	290,000	2.90%
Wang ting	289,000	2.89%
Gong Xingyu	266,000	2.66%
Zhan Juan	267,000	2.67%
Xu Zhiping	265,000	2.65%
Yu Yibo	263,000	2.63%
Wang Gongqin	321,000	3.21%
Shan Chuanpo	262,000	2.62%
Cao Luren	263,000	2.63%
Chenzhen	261,000	2.61%
Yu Xuehuai	255,000	2.55%
Li Shujin	253,000	2.53%
Wang Mingqiang	240,000	2.40%
Guo Yongming	235,000	2.35%
Yue Guangjun	228,000	2.28%
Total	10,000,000	100.00%

Securities and Exchange Commission
December 18, 2006

After the reorganization into Zeolite, Mr.Chen owns 42.34%, the other 18 natural persons own 41.07% and private placement US investors and the prior Zeolite shareholders own 16.59% of the common stock of Zeolite.You can find the detailed US investors’ list in the Form S-1. The following table shows the shareholders and their proportions after the reorganization into Zeolite:

Name Of Shareholder	Shares of Zeolite	Percentage
Chen Xiangzhi	22,902,912	42.34%
Xu Xiqing	1,159,584	2.14%
Kong Fanying	1,998,816	3.69%
Li Xuewen	1,200,192	2.22%
Chen Houzhi	1,308,480	2.42%
Wang ting	1,303,968	2.41%
Gong Xingyu	1,200,192	2.22%
Zhan Juan	1,204,704	2.23%
Xu Zhiping	1,195,680	2.21%
Yu Yibo	1,186,656	2.19%
Wang Gongqin	1,448,352	2.68%
Shan Chuanpo	1,182,144	2.19%
Cao Luren	1,186,656	2.19%
Chenzhen	1,177,632	2.18%
Yu Xuehuai	1,150,560	2.13%
Li Shujin	1,141,536	2.11%
Wang Mingqiang	1,082,880	2.00%
Guo Yongming	1,060,320	1.96%
Yue Guangjun	1,028,736	1.90%
Total	45,120,000	83.41%
Private Placement U. S. Investors	5,837,603	10.79%
Zeolite Shareholders	3,137,500	5.79%
Total	54,095,103	100.00%0

The above tables and descriptions explain the ownership of the entities that were involved in the transfer of the operating assets that now represent the operating subsidiaries located in China. Note 1 speaks of the 19 investors who are the owners of Shengda Technology Group so the readers of the financial statements can understand the common control aspect of these transfers. Note 1 to the financial statements has been revised to clarify the economic substance of each of the transactions outlined therein.

11.
COMMENT: Please tell us where the agreements described in the third through sixth paragraphs of Note 1 were filed as material contract agreements in accordance with Item 601 of Regulation S-K, or file the agreements with the next amendment to the registration statement.

RESPONSE: These agreements were filed as exhibits to the Company’s Current Report on Form 8-K filed on April 6, 2006. Please note that this Form 8-K was deleted from the EDGAR system due to an error on the part of the Commission. The Company re-filed the Form 8-K in November 2006 and the Office of EDGAR Information and Analysis adjusted the filing date to the April 6, 2006 filing date of the original Form 8-K.

Securities and Exchange Commission
December 18, 2006

12.
COMMENT: We note that Shengda Nano and Shengda Chemical retained the land, land use rights and buildings, and then leased these assets to the Eastern Nano Subsidiaries. We also note your disclosure in Note 2 on page F-8 that these entities are not consolidated due to the “significant other operations of the group”. Please provide us with a schedule quantifying the nature of the other operations noted in your disclosure, as compared to the services provided by Shengda Nano and Shengda Chemical to the Eastern Nano subsidiaries and explain why you believe it is appropriate not to consolidate these entities.

RESPONSE: The following table shows financial information of Shengda Technology Group as and for the year ended December 31, 2005:

Total Assets	$64,264,143

TotalEquity	$21,961,191

Revenues	$67,001,694

NetIncome	$3,114,558

Rent paid by the Company to Shengda Technology Group for the year ended December 31, 2005 was $446,077.

In accordance with FIN 46R paragraph 5 the Company does not need to consolidate Shengda Technology group because Shengda Technology Group has sufficient equity at risk to finance its operations and activities and is not dependent on financial support from the Company.

13.
COMMENT: We note the fifth paragraph of your disclosure which states that the net assets that were retained by Shengda Nano and Shengda Chemical and the liabilities assumed from the Investors were recognized as distributions to the Investors at their fair values. Since the transactions appear to involve entities under common control, tell us how you determined that the transactions should be recorded at fair value rather than book value under SFAS 141. Also, tell us whether there were any material differences between fair value and book value for the disclosed assets and liabilities. Revise your disclosures as appropriate.

RESPONSE: In accordance with paragraphs 27 and 29 of SFAS 144, the assets recognized as distributed to the shareholders of Shengda Nano and Sehngda Chemical were classified as held and used. These assets were not impaired and, accordingly, Note 1 to the financial statements has been revised to state that the assets distributed to the shareholders were recognized at their historical carrying values.

Securities and Exchange Commission
December 18, 2006

Note 2 - Significant Accounting Policies, page F-8

14.
COMMENT: We note your disclosure regarding the valuation of long-lived assets on page F-9. Please tell us how the impairment loss recorded in November 2004 is consistent with the provisions of SFAS 144. Specifically, tell us how you determined that an impairment review was required under paragraph 8 of SFAS 144, and how you determined the appropriate grouping of long-lived assets for measurement of the impairment loss in accordance with paragraph 10 of SFAS 144. Also, revise your disclosure to include the information required by paragraph 26( d) of SFAS 144.

RESPONSE: As described in Note 1, the Investors agreed to transfer the operations and assets of Shengda Nano and Shengda Chemical to the Eastern Nano Subsidiaries on November 24, 2004. The entering into this agreement met the conditions of paragraph 8 of SFAS 144 and required the testing of the assets of Nano and Chemical that were to be transferred to the Eastern Nano Subsidiaries for recoverability. There had been changes in circumstances that indicated that the carrying amount of that group of assets may not be recoverable and required testing for impairment. The level determined to test under paragraph 10 was based on the assets transferred. In addition, Chinese law required the assets being transferred to be appraised and transferred at their fair values. Accordingly, an appraisal was obtained and it indicated that the assets were impaired. Note 2 has been revised to disclose the impairment related to each segment.

Revenue Recognition, page F-10

15.
COMMENT: Revise to clarify how you recognize revenue on sales of your products. The existing policy is boilerplate disclosure taken directly from SAB 104 and provides no meaningful description of your specific policies. Please address among other things whether you sell products to end users or distributors, the timing of recognizing revenue (e.g., shipment to end users, acceptance by end users, etc.), and any post-delivery obligations you retain that affect the timing of revenue recognition.

RESPONSE: The Company has revised its disclosures to explain it only sells to end users and revenue is recognized when products are shipped and there are not post-delivery obligations.

Note 10 - Segment Information, page F15

16.	COMMENT: Please revise your disclosure to include information with respect to the six months ended June 30, 2006.

RESPONSE: Note 10 to the financial statements has been revised to include information with respect to the nine months ended September 30, 2005 and 2006.

Securities and Exchange Commission
December 18, 2006

Note 14 - Related Parties, page F-18

17.	COMMENT: We note your disclosure on page 39 regarding the $450,000 payment to HFG International, Limited. Please revise your disclosure in Note 14 to include the material terms of this transaction.

RESPONSE: The Company has revised its financial statements to include as a related party the former board member of the company who is a shareholder of HFG International, Limited.

Item 16 - Exhibits and Financial Statement Schedules, page II-2

18.
COMMENT: We note that your articles of incorporation were amended as reported in an 8-K filed on February 14, 2006. As discussed in Item 601(3)(i) of Regulation S-K, a complete copy of the amended articles of incorporation should be filed with the next registration statement or periodic report to which this exhibit requirement applies. Accordingly, please file the complete articles of incorporation, as amended, as an exhibit to the registration statement.

RESPONSE: A complete copy of the articles of incorporation, as amended, has been filed as Exhibit 3.1 to this Pre-Effective Amendment No. 2.

General

19.	COMMENT: Please provide a current consent of the independent accountant in any amendment and note the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

RESPONSE: A current consent of our independent registered public accounting firm is provided as exhibit 23.2. The financial statements have been updated to September 30, 2006 to conform to Rule 3-12 of Regulation S-X.

1934 Act Periodic Reports

20.
COMMENT: We note that the reverse merger was consummated in March 2006, yet no 10-Q filing was made for the quarter ended March 31, 2006. When a registrant adopts the fiscal year end of the accounting acquirer in a reverse merger, periodic reports should be filed based on the fiscal year of the accounting acquirer, beginning with the quarter in which the merger was consummated. Please file the quarterly report for this period as soon as possible, or tell us why you believe that no filing is required.

Securities and Exchange Commission
December 18, 2006

RESPONSE: The issue of whether the Company was required to file a Form 10-Q for the quarter ended March 31, 2006 was discussed with Ms. Tia Jenkins in April of 2006. We were advised that because the reverse merger was consummated on the first day of the second quarter, the first required Form 10-Q would be for the quarter ended June 30, 2006. The Company was advised to file via Form 8-K the financial statements that would otherwise be required in a Form 10-Q. The Company filed a Form 8-K containing such financial statements on May 17, 2006.

21.
COMMENT: We note your disclosure in the 8-K filed on May 17, 2006 that references a previous 8-K filing on April 6, 2006. However, it appears that no such filing was made. Accordingly, please file the 8-K to report the acquisition under Item 2.01 and to provide the pre-merger audited financial statements required under Item 9.01. File all material contracts relating to the acquisition as listed on the exhibit index.

RESPONSE: As noted in our response to comment no. 11, the Company filed a Form 8-K on April 6, 2006 which was accepted and posted on the EDGAR system for a period of time and then erroneously deleted by the Commission. This Form 8-K was re-filed in November 2006 and date-adjusted by the Office of EDGAR Information and Analysis to reflect the original April 6, 2006 filing date.

We hope that the foregoing adequately responds to the staff’s comments. Please direct any comments or questions regarding this filing to me by mail at the address indicated on the first page of this letter, by facsimile at (949) 623-4463 or by telephone at (949) 623-3535. Any questions regarding accounting matters may be directed to Mr. Robert Bowen of Hansen Barnett & Maxwell at (801)532-2200.

          Sincerely,

             /s/ Raymond L. Veldman

             Raymond L. Veldman

cc:	Mr. Xiangzhi Chen
Zeolite Exploration Company
Ms. Anhui Guo
Zeolite Exploration Company
Mr. Robert Bowen
Hansen Barnett & Maxwell
Mr. Jiannan Zhang, Esq.
Preston Gates & Ellis LLP